MAIL STOP 4-6

November 8, 2004

Brian M. Carter, Chief Financial Officer
The viaLink Company
13155 Noel Road, Suite 300
Dallas, Texas 75240

Re:	The viaLink Company
	Registration Statement on Form S-4/A
	File No. 333-118735
	Filed on October 18, 2004

Dear Mr. Carter,

This is to advise you that we limited our review of the above captioned registration statement to the matters identified below and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or why revisions are unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you.
Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Fee Table
1. It does not appear that your fee table properly includes all of the shares that you are registering under this registration statement. For example, it does not appear that the fee table includes the common stock purchase warrants and/or the common stock underlying the common stock purchase warrants that will be issued as a result of the Prescient merger. Also, it does not appear that the fee table includes all of the common stock to be issued to the Prescient shareholders. Please revise your fee table to take into account all of the securities to be issued in the Prescient merger. Prospectus Cover Page
2. We note that your cover page is three pages. Be advised that Item 501(a) of Regulation S-B limits the outside front cover page of the prospectus to one page. Please revise your prospectus to comply with this item requirement and include only the information required by
Item 501 of Regulation S-B and Item 1(b) of Schedule 14A. You may, however, include either a Chief Executive Officer`s letter or a separate cover page in your document.
3. You disclose that Prescient shareholders will own approximately 45% of the combined company. Revise to also clarify, if true, that the prescient shareholders will receive 45% of the outstanding shares of each class of capital stock of viaLink.
Summary, page 1
4. We refer you to prior comment 3. Supplementally confirm that each "major shareholder" of Prescient that entered into the shareholder voting and allocation agreement is a holder of 5% or more of the voting equity securities of Prescient.
The Merger, page 28
Recent Financing Transactions for Vialink, page 42
5. We note that you are registering 70 shares of Series F preferred stock on this registration statement. We also note that the 10% convertible notes will automatically convert into $1.25 million shares of Series F preferred stock and you will issue an additional 150 shares of Series F preferred stock upon closing of the merger. Supplementally advise why the transactions to which you refer should not be considered part of the same offering of shares of your Series F preferred stock. In this regard, provide us with a detailed integration analysis to support your belief. Also, if you are relying on staff no-action letter or interpretation, please advise. The Merger Agreement, page 47
Consideration to be Received in the Merger: Treatment of Stock
Options, page 48
6. You disclose that the schedule on page 50 sets forth the aggregate shares and applicable exchange ratio for each class of Prescient stock. However, it does not appear that the schedule addresses the applicable exchange ratio. Please revise or supplementally advise. Closing Comments

Any requests for acceleration should be submitted after resolution of substantially all outstanding comments and should be provided approximately 48 hours before the desired time of effectiveness.

 	File a pre-effective amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses.



 	Please contact Jeffrey Werbitt at (202) 942-1957 or Tangela Richter at (202) 942-1837 with any questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Bruce H. Hallett
	Lance M. Hardenburg
	Hallett & Perrin, P.C.
	2001 Bryan Street, Suite 3900
	Dallas, Texas 75201

The viaLink Company
S-4
November 8, 2004
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